**Clariant Ltd**
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED
2008 JUL 14 P 1:39
FICE OF INTERNAT
CORPORATE FIN

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

[redacted]

08003780

CH-4132 Muttenz 1, 10/07/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

**ref. exeption number: 82-34978**

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
Ad-hoc Announcement: Clariant Acquires Rite Systems/Ricon Colors to Strengthen Masterbatches' North American Position

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

PROCESSED
JUL 16 2008
THOMSON REUTERS

7/15

Clariant
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland



July 10, 2008

# Media Release

Clariant International Ltd

## *Clariant Acquires Rite Systems/Ricon Colors to Strengthen Masterbatches' North American Position*

**<u>Muttenz, Switzerland, July 10, 2008</u> – Clariant, a world leader in specialty chemicals, announced today that it has acquired the combined companies of Rite Systems, Inc. and Ricon Colors Inc., leading U.S. masterbatches suppliers with both liquid and solid masterbatches technology. The purchase substantially strengthens Clariant Masterbatches' market position in North America, a region offering important growth opportunities and a technologically demanding customer base. Terms of the agreement, that transferred the businesses effective July 1, were not disclosed.**

Founded in 1987 and with yearly sales of approximately USD 50 million, Rite Systems and Ricon Colors employ approximately 150 people. They operate from three strategically located plants in the U.S. in: West Chicago, Ill.; Mooresville, N.C.; and Chino, Calif.; a European operation is based in Vienna, Austria. The company's portfolio comprises about two-thirds liquid and one-third solid masterbatches.

"Rite Systems/Ricon Colors is an excellent partner to expand our product and service offering in North America, especially for our customers in the packaging and consumer goods market segments," comments Dominik von Bertrab, Head of Clariant Masterbatches. "In particular the excellent knowledge of Rite Systems in the field of liquid masterbatches is a perfect addition to Clariant's current capabilities. We are now in an even better position to offer our customers all the products and services they need to compete successfully in the plastics market."

"Further, Rite's outstanding reputation in liquid color will allow us to leverage this new competence into other regions where Clariant enjoys strong market positions such as Europe, Asia and Latin America." Dominik von Bertrab is convinced that "combining Rite's strong technology base in liquid with Clariant's extensive geographic reach will make this acquisition a truly winning combination for our customers."

Clariant, the global leader in color and additive masterbatches, currently holds the number two position in the North American masterbatches market with 13 full-service manufacturing facilities. Clariant Masterbatches' key market segments include packaging, consumer goods, textile, automotive and additives. The combined Clariant Masterbatches business will employ more than 700 people in North America.

"Our goal has always been to be a world class provider of color solutions," says Manu Jogani, President of Rite Systems, Inc. "Partnering with Clariant Masterbatches will give our company the platform to expand our offerings to both domestic and international markets. In addition, we are excited to explore the synergies with Clariant's innovative research and development team to further enhance our value proposition to our customers."

More information on Clariant Masterbatches products is available at www.clariant.masterbatches.com.

# # #

**Contacts:**


Media Relations

Laurie Reid Phone: +1 401 438 4080
Email: laurie.reid@clariant.com

Arnd Wagner Phone: +41 61 469 61 58
Email: arnd.wagner@clariant.com

Investor Relations

Ulrich Steiner Phone: +41 61 469 67 45
Email: ulrich.steiner@clariant.com




END